July 21, 2016

VIA EDGAR

Brian Cascio, Chief

Accounting Branch

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canon Inc.
Form 20-F for the fiscal year ended December 31, 2015
Filed March 30, 2016
File No. 1-15122

Dear Mr. Cascio:

We respectfully submit this letter in response to your July 7, 2016 letter requesting supplemental information relating to the Company’s 20-F.

For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Staff Comment

1. In your letter to us dated December 27, 2013, you described sales to Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. We note that Canon Middle East’s website provides contact information for a company in Khartoum, Sudan for consumer product support. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response

As we reported in our letter dated December 27, 2013, in 2013, the Company initiated a policy requiring that the management of Canon Europa N.V. (“Canon Europa”), our direct subsidiary, maintain stricter control of its business activities in Syria and Sudan. And the Company has been continuously monitoring its business activities in Syria and Sudan in compliance with the policy.

Since the last period covered in our December 27, 2013 letter (the “December 2013 Letter”), the year ended December 31, 2012, the Company has had no sales to Sudan and, to its knowledge, no other contacts with Sudan, and has suspended any business activities in Sudan in accordance with Company policy. Additionally, the Company has no intention to resume sales to Sudan while Sudan is subject to U.S. economic sanctions and export controls, and will delete the contact information for a company in Khartoum, Sudan from Canon’s website.

Please see below for a description of the Company’s contacts with Syria. As discussed below, total net sales to Syria in the years ended December 2013, 2014 and 2015 were one-tenth of one percent (0.1%) or less of the Company’s total consolidated net sales each fiscal year, which were 3,731 billion yen, 3,727 billion yen and 3,800 billion yen, respectively. The Company continues to have very limited business activities relating to Syria. In the most-recent subsequent period, the six months ended June 30, 2016, the Company’s net sales to Syria continued to account for less than one-tenth of one percent (0.1%) of its total consolidated net sales, which were 1,657 billion yen.

Our indirect subsidiary, Canon Middle East FZ-LLC, a company organized under the laws of the Dubai Technology, Electronic Commerce and Media Free Zone, Dubai, United Arab Emirates (“Canon Middle East”) sells photographic products to one unaffiliated distributor in Syria and sells copiers, facsimile machines, printers, and other office imaging products to another unaffiliated distributor in Syria. Canon Europa, the parent company of Canon Middle East, sells broadcast lenses to an unaffiliated reseller in a third country that sells these products to customers in Syria.

The Company has distributor and certain related business agreements with the unaffiliated business partners in Syria. It does not have any agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or with entities controlled by those governments.

There has been no material change in the extent or nature of its activities relating to Syria since the December 2013 Letter.

Staff Comment

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

As noted above, since last period covered in the December 2013 Letter, the Company has had no sales to Sudan and, to its knowledge, no other contacts with Sudan in accordance with Company policy. The Company does not believe its contacts with Syria are material, either individually or in the aggregate, in quantitative or qualitative terms. Aggregate sales to resellers and distributors in Syria listed above are inconsequential, as noted above. Except for de minimis accounts receivables from the above-mentioned resellers and distributors, the Company does not hold any assets or liabilities related to Syria.

Given the Company’s internal export controls procedures, the extremely limited nature of the Company’s sales to resellers and distributors in Syria and the Company’s lack of a physical presence or investment in, or ties to the governments of, Sudan or Syria, the Company does not believe that the reporting or divestment initiatives and policies noted in your letter will have a material impact on investor sentiment or share value.

Staff Comment

3. We note that you present the non-GAAP measure free cash flow but you do not identify the measure as being non-GAAP and you do not provide the required quantitative reconciliation to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise your presentations of this or other non-GAAP measures in future filings to comply with that guidance.

Response

We acknowledge and appreciate the Staff’s view on our future disclosures.

Accordingly in our future Form 20-F we will add a footnote to identify free cash flow as a non-GAAP measure where appropriate and we will also provide additional disclosure under the heading “Non-GAAP measures” with an explanation and the required quantitative reconciliation to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K as follows: (Fiscal Year Ended December 31,2015 used for illustration)

B. Liquidity and capital resources (P41)

Cash and cash equivalents decreased by……

(Omitted)

…..¥2,166 million as of December 31, 2014 and ¥2,747 million as of December 31,2013.

Note) “Free cash flow” is non GAAP measure. Refer to “Non-GAAP Financial Measure” section for the explanation and the reconciliation to the reported GAAP measure.

Non-U.S. GAAP Measures

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using the combination of two GAAP cash flow measures, Net cash provided by operating activities and Net cash used for investing activities, which we refer to as “Free Cash Flow” which is non-GAAP measure. We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Free Cash Flow

Year ended
December 31, 2015
(Millions of yen)
Net cash provided by operating activities	¥474,724
Net cash used in investing activities	(453,619)

Free cash flow	¥21,105

Staff Comment

4. Similarly, please revise your presentations of free cash flow or other non-GAAP measures derived from or based on a measure calculated and presented in accordance with U.S. GAAP in your earnings releases or quarterly reports to comply with the requirements of Regulation G including the presentation of, and the required quantitative reconciliation to, the most directly comparable U.S. GAAP financial measure.

Response

We acknowledge and appreciate the Staff’s view on our future disclosures.

Accordingly in our future earnings releases or quarterly reports we will add a footnote to identify free cash flow as a non-GAAP measure where appropriate and we will also provide additional disclosure under the heading “Non-GAAP measures” with an explanation and the required quantitative reconciliation to the most directly comparable GAAP measures as follows: (Fiscal Year Ended December 31, 2015 used for illustration)

10. NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Year ended
December 31, 2015
Net cash provided by operating activities	¥474.7
Net cash used in investing activities	(453.6)

Free cash flow	¥21.1

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments on the Company’s 20-F, please do not hesitate to contact Eiji Shimizu of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: shimizu.eiji@canon.co.jp) or Jon Gray (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: jon.gray@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel.

Very truly yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO